#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

September 24, 2010

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

This Management Discussion & Analysis (“MD&A”) for Dorato Resources Inc. (the “Company” or “Dorato” or “we” or “us”) for six months ended July 31, 2010 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 24, 2010, and compares its financial results for six months ended July 31, 2010 to the same period of the prior year. This MD&A provides a detailed analysis of the business of Dorato and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended January 31, 2010. The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding future anticipated property acquisitions, the content, cost, timing and results of future anticipated exploration programs, the anticipated discovery and delineation of mineral resources/reserves, proposed business and financing plans (including private placements of equity securities), anticipated business trends and potential future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to negotiate successfully for the acquisition of interests in mineral properties, the determination of applicable governmental agencies not to issue the exploration concessions applied for by the Company or excessive delay by the applicable governmental agencies in connection with any such issuances, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

All of the Company’s public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 2

OVERVIEW

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in the prior year, the Company is engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007. The Company is an exploration stage company.

Our Business

We have entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) with several Peruvian Nationals and a Peruvian company to acquire options to earn a 100% interest in certain mineral claims located in Peru and to acquire certain mining concessions (the “Mineral Claims”) and for which Canadian regulatory approval was received on April 24, 2008. During the year ended January 31, 2010 and the period ended July 31, 2010, the Company entered into additional option agreements (David property, Marita Property and Cangaza Property), and for which Canadian regulatory approval were also received. Peruvian Government approval is required prior to exercising the option to acquire these properties and this approval is in the process of being obtained. The Mineral Claims are comprised of 125 mining concessions covering an aggregate of 1,050 square kilometers.

The material terms of the option agreements are as follows:

  We have fulfilled the commercial terms of the option to earn 100% interest in 16 mineral claims (the “Vicmarama Property”). In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares. 250,000 shares were issued on TSX-V approval and an additional 250,000 shares were issued on April 16, 2009 and the remaining 250,000 shares were issued on November 17, 2009. We also agreed to pay US$250,000 as consideration for the Vicmarama Property and the final instalment of US$50,000 was paid on April 24, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in 21 mineral claims (the “Maravilla Property”. In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,250,000 common shares, which have been issued. We also paid US$300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in 11 mineral claims (the “Lahaina 2 Property”). In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX-V approval and an additional 500,000 shares were issued on April 16, 2009. The remaining 750,000 shares were issued on November 17, 2009. We also agreed to pay US$400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn a 100% interest in 17 mineral claims (the “Lahaina 1 Property”, News Release October 22, 2008). In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares. We also paid US$270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 3

  Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato Resources Inc., also entered into an agreement with all of the shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims (7 mineral claims). Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US$8,000,000 payable over 36 months. 3,000,000 shares were issued and US$1,000,000 was paid upon TSX-V approval.

  In October 2008, the terms of the Afrodita option agreement were amended. Under the amended terms, the Company agreed to pay an additional US$2,000,000 (for a total cash consideration of US$3,000,000) and issue an additional 5,600,000 common shares (for total share consideration of 8,600,000 shares). An additional 4,700,000 shares were issued on January 2, 2009 and issuance of the final 900,000 shares was completed on April 16, 2009. Payments of US$250,000 were made on January 16, 2009, April 16, 2009 and June 15, 2009. The final payment of US$250,000 was made on October 14, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  On June 1, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in 21 mineral claims (the "David Property"). In order to earn a 100% interest we agreed to pay US$66,030.92 plus an additional consideration of US$5,000 on exercise of the option/assignment. The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

  On June 11, 2010, the Company entered into an option agreement to acquire a 100% interest in 16 mineral claims (the “Marita” Property, news release June 11, 2010). In order to earn the 100% interest we will pay US$200,000 within 10 days of TSX-V approval (approved on June 15, 2010) (paid) and issue an aggregate of 1,000,000 shares. 50,000 shares are due to be issued on or before June 15, 2011, 200,000 on or before June 15, 2012 and 750,000 on or before June 15, 2013. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  On July 7, 2010, the Company signed an option agreement to acquire 16 concessions (the “Cangaza Property”), subject to TSX Ventures Exchange approval (approved on July 13, 2010). In order to earn 100% interest, the Company has to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months. The material terms are as follows:

	Cash Payments	Common shares
July 13, 2010 (note 13)	$ 30,000	200,000
On or before October 13, 2010	$ 40,000
On or before November 13, 2010		200,000
On or before April 13, 2011	$ 40,000	200,000
On or before July 13, 2011	$ 40,000
On or before September 13, 2011		200,000
On or before January 13, 2012		250,000
	$ 150,000	1,050,000

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 4

There was no finder’s fee paid in connection with our acquisition of the mineral claims.

Cordillera del Condor Project

The Condor Gold-Copper Belt is centred on the Cordillera del Condor, a geological terrane that traverses the Peru-Ecuador border, extending for 200 km on a north-south trend. The belt represents one of the most important gold-bearing districts in the region since pre-Incan times.

On the Ecuador side of the border, historical small scale, but high-grade gold production is reported to have exceeded 100,000 oz. per year. Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated resource of 0.58 million contained ounces gold at 12.4 g/t gold, plus inferred resources of 0.71 million contained ounces at 11.5 g/t gold).

In addition to being a major gold belt, the Cordillera del Condor Belt is a prolific porphyry belt, well known for discoveries like Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (438 million measured & indicated tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; and an inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold). The El Hito Copper-Molybdenum Porphyry, in Ecuador, is located 6 kms south of the main Chinapintza district, adjacent to the border with Peru.

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR but has not been independently verified by us.

In contrast, the Peruvian portion, which geologically comprises approximately 45-50% of the Cordillera del Condor belt, is essentially unexplored. Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known mineralized trends as well as numerous placer and hard-rock gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

Dorato, through a series of option agreements detailed above, has the right to earn a 100% interest in approximately 950 square kilometres of exploration ground. The work program, operated by Minera Afrodita (Dorato has a right to acquire 100% of Minera Afrodita) has returned excellent drill and regional results to date. The work program on the Minera Afrodita property continues to demonstrate a significant, gold-bearing system.

Taricori Gold Zone

Exploration, undertaken by Minera Afrodita in Peru, is focused on drill-testing the Taricori gold-system and further defining gold mineralization targets throughout the extensive 950 square kilometre land-holding. The Taricori Gold Zone is a well-exposed, advanced target, where drill-testing has discovered significant gold mineralization. Management considers that this discovery, while significant, represents only a small fraction of the overall potential in the Cordillera. It is important to note that in this zone, the same permissive rocks and similar mineralization mapped in Ecuador continue across the border into Peru.

Mineralized vein channel samples within the Taricori Gold Zone, taken from historic mine tunnels where the veins were being exploited, have returned grades of up to 219.32 g/t gold and 1,669 g/t silver. Results from 210 vein rock channel samples, returned a mean grade of 11.54 g/t gold and 130.46 g/t silver. The gold enriched wall-rock channel samples highlight the potential for a bulk-tonnage target in addition to the high-grade, vein-hosted mineralization. Wall-rock samples from underground have returned grades up to 6.95 g/t gold and 193 g/t silver. Results from 256 wall-rock channel samples returned a mean grade of 1.36 g/t gold. These results presented include results received from sampling in 2009 (news release NR09-15). The true extent of the Taricori Zone mineralized system will only be determined through continued drill testing and sampling.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 5

Phase I drilling resulted in a total of approximately 2,455 metres for a total of 13 drillholes, drilled from 3 platforms. Drilling successfully discovered mineralization at depth in the dominant east-west structure, as well as encountering mineralized vein and stockwork zones in the hanging wall and footwall of this structure. Phase II drilling is underway and to date a total of 27 additional drillholes have been completed for a total of 40 drillholes and 7963.67 metres. Results from holes 014 through 025 have been received in 2010, with further results pending.

In the western part of the Taricori Zone, the main east-west trending zone of mineralization is a structurally controlled contact zone defined as the contact between granodiorite of the Zamora Batholith and younger volcanic dacite and/or rhyolite. Here mineralization occurs as vein or fault material with vein, consisting of massive sulphide mineralization ((pyrite-sphalerite (Zn) - Galena (Pb) +/- Chalcopyrite (Cu)), with locally coarse visible gold. In the eastern part of the Taricori Zone, this structural zone moves through and is predominantly within the granodiorite, locally intruded by the dacite dikes. Included within the mineralized zone are smaller veins and fault material, as well as a larger, though lesser mineralized, altered zone containing similar disseminated and stringer sulphide mineralization with local rhodochrosite veining. Results from the eastern zone are still pending.

SUMMARY OF TARICORI DRILL RESULTS

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
TAR 001	Intersection 1	78	110.2	32.2m	1.03 g/t	4.3 g/t
	including	89	96	7.0m	1.94 g/t	3.6 g/t
	and	103.52	106.8	3.28m	2.29 g/t	2.8 g/t
TAR 002	Intersection 1	28.7	36.7	8.0m	0.70 g/t	3.0 g/t
	Intersection 2	316	328	12.0m	4.58 g/t	2.1 g/t
	including	316	320	4.0m	12.81 g/t	3.7 g/t
TAR 003	Intersection 1	35	49	14.0m	0.93 g/t	6.6 g/t
	including	35	39	4.0m	2.22 g/t	11.5 g/t
	Intersection 2	81	94	13.0m	1.36 g/t	9.2 g/t
	including	90	92.2	2.2m	3.48 g/t	35.3 g/t
TAR 004	Intersection 1	38	52	14.0m	0.92 g/t	1.7 g/t
	Intersection 2	79.3	83.3	4.0m	1.61 g/t	9.8 g/t
	Intersection 3	148.45	150	1.55m	1.81 g/t	14.7 g/t
TAR 005	Intersection 1	39	45	6m	0.59 g/t	8.2 g/t
	Intersection 2	152.4	156.45	4.05m	0.78 g/t	13.9 g/t
TAR 006	Intersection 1	24	62.1	38.1m	0.51 g/t	4.7 g/t
	Intersection 2	69.95	75	5.05m	0.73 g/t	3.0 g/t
	Intersection 3	126.77	154	27.23	0.75 g/t	10.4 g/t
TAR 007	Intersection 1	42.8	44.25	1.45m	4.59 g/t	37.9 g/t
	Intersection 2	45.2	61.58	16.38m	1.89 g/t	57.9 g/t
	including	45.2	48	2.8m	3.49 g/t	126.3 g/t
	and	50.25	54.6	4.35m	3.12 g/t	88.8 g/t
TAR 008	Intersection 1	65	67.75	2.75m	2.78 g/t	47.9 g/t
	Intersection 2	87.68	96.37	8.69m	3.29 g/t	61.0 g/t

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 6

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
	and	93.97	96.37	2.40m	8.42 g/t	187.7 g/t
TAR 009	Intersection 1	4.8	8.5	3.7m	1.45 g/t	3.7 g/t
	Intersection 2	43.5	49.5	6.0m	1.46 g/t	6.9 g/t
TAR 011	Intersection 1	0	3	3.0m	4.95 g/t	5.3 g/t
	Intersection 2	23.56	24.8	2.54m	4.14 g/t	18.4 g/t
	Intersection 3	32.86	33.65	0.79m	8.34 g/t	35.6 g/t
TAR 012	Intersection 1	16	34	18.0m	41.58 g/t	46.9 g/t
	including	20	34	14.0m	53.37 g/t	59.6 g/t
	and	22	23.22	1.22m	602.98 g/t	574.94 g/t
	Intersection 2	49.3	72	22.70m	2.96 g/t	16.2 g/t
	including	64.96	72	7.04m	7.4 g/t	22.7 g/t
	and	64.96	65.91	0.95m	32.39 g/t	88.7 g/t
TAR 013	Intersection 1	13.45m	52.36	38.93m	7.05 g/t	48.4 g/t
	including	27.37m	50.14	24.14m	11.10 g/t	67.6 g/t
	including	32.74m	40.11	7.37m	33.48 g/t	151.9 g/t
TAR 014	Intersection 1	13.10	16.15	3.05m	4.37 g/t	17.55 g/t
	Intersection 2	19.71	24.19	4.48m	1.02 g/t	13.50 g/t
	Intersection 3	34.68	37.21	2.53m	2.60 g/t	22.34 g/t
TAR 015	Intersection 1	12.86	23.10	10.24m	4.63 g/t	12.93 g/t
	Intersection 2	28.62	30.65	2.03m	1.14 g/t	16.85 g/t
	Intersection 3	32.50	36.47	1.97m	1.13 g/t	11.40 g/t
	Intersection 4	77.12	78.85	1.73m	1.47 g/t	33.18 g/t
	Intersection 5	123.15	125.00	1.85m	1.81 g/t	20.73 g/t
	Intersection 6	151.10	153.00	1.90m	2.01 g/t	14.58 g/t
TAR 016	Intersection 1	19.50	28.27	8.77m	1.19 g/t	23.27 g/t
	Intersection 2	33.00	37.84	4.84m	0.72 g/t	20.53 g/t
	Intersection 3	47.50	49.17	1.67m	0.90 g/t	9.52 g/t
	Intersection 4	92.67	99.00	6.33m	22.67 g/t	65.71 g/t
TAR 017	Intersection 1	12.86	28.15	15.29m	2.51 g/t	22.37 g/t
	including	21.00	28.15	7.15m	4.70 g/t	20.75 g/t
	Intersection 2	38.58	39.85	1.27m	3.28 g/t	24.80 g/t
	Intersection 3	47.00	51.49	3.49m	1.19 g/t	15.20 g/t
TAR 018	Intersection 1	11.10	13.41	2.31m	1.10 g/t	25.51 g/t
	Intersection 2	34.50	41.62	7.12m	2.90 g/t	33.46 g/t
	including	37.50	40.82	3.32m	5.68 g/t	54.68 g/t
	and	39.46	40.82	1.36m	12.67 g/t	74.06 g/t
	Intersection 3	93.20	96.40	3.20m	3.01 g/t	51.04 g/t
TAR 019	Intersection 1	30.52	41.37	10.85m	0.50 g/t	13.54 g/t
	Intersection 2	61.00	63.00	2.00m	0.88 g/t	10.08 g/t
	Intersection 3	76.60	78.27	1.67m	7.82 g/t	131.41 g/t
TAR 020	Intersection 1	100.95	109.88	8.93m	10.84 g/t	49.21 g/t
	including	101.47	106.80	5.33m	17.33 g/t	66.39 g/t
	and	101.79	106.10	4.31m	21.06 g/t	70.93 g/t
TAR 021	Intersection 1	43.62	46.70	3.08m	4.79 g/t	23.3 g/t
	Intersection 2	72.00	87.90	15.90m	1.21 g/t	47.2 g/t
	including	74.64	75.58	0.94m	3.82 g/t	460.2 g/t

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 7

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER
	and	85.62	87.90	2.28m	4.45 g/t	44.9 g/t
	Intersection 3	179.17	181.38	2.21m	5.88 g/t	43.1 g/t
	including	180.58	181.38	0.80m	16.1 g/t	112.6 g/t
TAR 022	Intersection 1	130.80	131.60	0.80m	2.53 g/t	69.6 g/t
	Intersection 2	158.35	163.00	4.65m	1.15 g/t	13.8 g/t
	including	158.35	159.40	1.05m	3.16 g/t	19.4 g/t
TAR 023	Intersection 1	80.90	83.70	2.80m	2.40 g/t	150.3 g/t
TAR 024	No Significant Mineralization
TAR 025	Intersection 1	122.74	122.9	0.16m	0.70 g/t	6.4 g/t
	Intersection 2	127.00	129.00	2.00m	0.76 g/t	1.8 g/t

*using a cut-off of 0.25 g/t gold and allowing up to 4m of dilution

Other mineralized structural zones occur throughout the hanging wall and footwall to this zone in a variety of orientations, the dominant of which are multiple north-east trending structures containing similar styles of mineralization. Above is a summary of intersections for the first 25 drill holes.

Project Geophysics

A 2010 regional airborne geophysical survey was initiated in July. This survey was designed to collect the same magnetic and electromagnetic data as the 2008 airborne survey, incorporating as well a third radiometric component to potentially help identify porphyry mineralization. To date, the survey has been delayed for various mechanical and logistical reasons and only 14% of the proposed survey area has been covered, though it is anticipated that the survey will be completed in the near future. Results from this survey will be compiled and released once the survey areas have been completed.

Regional Work – Project Pipeline

In addition to the flagship Taricori Gold Zone, regional work continues to advance additional targets for drill testing. In 2008, a total of 155 square kilometres were geochemically and geophysically screened in the Taricori Block, resulting in the identification of multiple high-priority targets. Phase II reconnaissance and prospecting began in early July 2009 on multiple gold targets identified during Minera Afrodita’s 2008 work program. In particular, anomalies at Lucero and Canelo have advanced well, with significant mineralization discovered. Recent results from Lucero have been included in four news releases (NR09-13, NR09-17, NR10-15 and NR10-20). Exploration activity at Canelo has been recently detailed (NR10-19), where Phase 1 drilling has been initiated. Further updates on these and other targets will be provided as results become available.

A total of 1040 rock samples, 100 stream sediment samples and 857 soil samples were collect during the 2009 program. A further 1214 rock samples, 8 stream sediment samples, and 621 soil samples have so far been collected during the 2010 exploration program.

Canelo Target (Taricori East)

The Canelo target occurs as a broad zone from adjacent to the Taricori Zone, south from the border with Ecuador, extending to the north-east of the Taricori Zone. Electromagnetic data from the 2008 geophysical survey indicated a strong conductivity trend to the north east of the Taricori Zone with a conductive core centered at Canelo, coincident with a strong magnetic anomaly.

Soil and rock sampling (NR10-19) revealed multi-element anomalies through the geophysical anomaly zone, ranging from 29.9 ppb to 947.6 ppb (9.95 g/t) gold with 20.19 to 506.81 ppb copper and 267 ppb 7,423 ppb silver. Due to the limited outcrop available in the Taricori East Zone, the combination of geophysics and anomalous surface geochemistry is interpreted to indicate the presence of significant sulphide mineralization.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 8

Recent drilling initiated in mid-September (NR10-19) has concentrated on testing the core of the geophysical anomaly from the top of the ridge, and drilling north and north-west into the anomalies. Future drilling will occur in the center of the geophysical anomaly, and topographically lower. Results from recent drilling are still pending, and will be disclosed as they come available.

Lucero Target

Lucero is interpreted as an intrusion-related gold-copper target. Continuing field work has confirmed that multiple styles, and therefor potentially multiple phases, of mineralization occur. Pursuant to the high grade (up to 9.7 g/t) soil samples noted NR10-15, Dorato field crews began an extensive trenching program over the highest grade zone. The results of the trenching were recently disclosed in NR-20 where Trench 755201 intercepted 41.4 m grading 3.1 g/t gold and 0.20% copper. To evaluate the zone at depth, a 2.7 m deep trench was excavated in the middle of the trench, and indicated that gold grades increased with depth from approximately 1.0 g/t gold at the top to just over 6.0 g/t gold at the bottom. From a total of 968 rock samples taken from outcrops throughout the zone, grades have ranged from below detection to 11.17 g/t gold (NR-17), and have defined a 1,100 m by 750 m northeast trending mineralized corridor. High grade samples are currently being further evaluated.

The anomalous samples occur adjacent to the contact between interpreted Tertiary volcanic-related intrusives and sedimentary rocks (sandstone and limestone) designated as part of the Triassic-Jurassic Pucara Formation and the Cretaceous Oriente Hollin and/or Sarayaquillo Formations. The interpretation is of an intrusion-related gold-copper system, conceptually capable of hosting a bulk-tonnage target. There is also extensive evidence of related iron-skarn mineralization adjacent to the Pucara limestones, noted as magnetite and garnet-scapolite alteration.

Highest grade gold and copper rock sample anomalies are clustered and broadly coincident with a strong electromagnetic (EM) anomaly. Geochemical anomalies are due to mineralization in sandstones and magnetite bearing iron-skarn and thus believed to be intrusion related. Zinc and lead anomalies also occur, but appear to be mutually exclusive spatially to gold in soil samples. In particular, there is a zone of high-grade zinc anomalies associated with an andesitic body adjacent to limestone. Mineralization has thus far been dominantly, but not exclusively, coincident with the magnetic and conductivity anomalies revealed through the airborne geophysics, suggesting that mineral zonation may extend for some distance from the present known work area.

Mineralization is also present as stockwork veining in a sandstone sequence associated with dacite quartz-eye dike emplacement. Having multiple styles of mineralization indicates that there were potentially multiple phases of mineralization, adding that a significant volume of mineralization could have been developed. Due to extensive organic and regolithic surficial cover, the development of a firm mineralization model is still in progress, and though expanded with recent trench sampling will be greatly dependent on examination of future drill core.

Continued work on the Lucero target focuses to expand zones of significant gold mineralization by way of grid and trench and channel sampling. A soil sample grid, with 100 m spaced lines with 25 m sample spacing has been completed over the geophysical anomaly, with additional outcrop sampling where exposed. When all the results have been received this will allow for generation of an effective geochemical review of the zone while forming a detailed geological map. Results from this sampling will be disclosed as they are made available.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 9

Cobrecon Porphyry Target

The Cobrecon Porphyry Target is a high-priority target, located within 5-10km south of the Taricori Gold Zone. Porphyry systems are already known in the Ecuadorian Cordillera del Condor terrane with deposits such as the Mirador District to the north (Corriente Resources). Mirador is a classic calc-alkaline porphyry related to the emplacement of late-stage granodiorite and monzogranitic intrusive phases of the Zamora batholiths. To the south of Taricori and the Chinapintza District, El Hito and Santa Barbara represent two significant porphyry systems. The deposits have not been dated but are probably the same age as the Corriente porphyries. El Hito, situated on the Peruvian border, contains copper mineralization in a quartz diorite to granodiorite stock that has intruded Misahualli andesites. In 2000, Valerie Gold drill four core holes in the central part of the deposit on the Ecuadorian side which returned intersections up to 300 metres long grading about 0.3% Cu with minor gold. Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito. Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics. Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes of approximately 1 g/t Au and 0.12% Cu).

The Cobrecon anomaly is interpreted to reflect a large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization. Visible copper oxides and molybdenite have been noted from surface rock sampling and panned samples of stream sediments contain visible gold. The total target area as presently defined is greater than 29 km2, which geologically provides potential for a nested porphyry cluster. Extensive geochemical data will allow detailed mapping to be highly targeted, honing geologists into the centre of the system.

AngloGold completed work in this area in 2004-05, under an option agreement with Minera Afrodita. They completed exploration on the northern portion of the Cobrecon target area, which they called Conguime. Following detailed geochemical sampling, AngloGold defined 5 drill targets on the property, but these drillholes were not drilled due to a corporate decision at the time to cease exploration in Peru.

No further work has been completed on this target in 2010, though it is anticipated that field reconnaissance sampling and mapping will commence shortly.

Royalty Agreement

In July 2008, the Company entered into a royalty agreement with Franco-Nevada Corporation (TSX: FNV) (“Franco-Nevada”), wherein Franco-Nevada agreed to purchase 1,500,000 common shares as part of a 1,900,000 common share non-brokered private placement (at the time, approximately 5% of the issued and outstanding common shares of the Company) at a price of CAD$1.70 per common share. The price of CAD$1.70 represented a 15% premium over the 20-day average market price prior to the date of this news release. The private placement was completed in August 2008. Under the terms of the agreement, Franco-Nevada will be offered the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

Dorato agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land package covering approximately 152 square kilometres (the “Option”). The material terms of the Royalty Option Agreement are as follows:

  The Option will expire the sooner of: (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 10
  The Option may be exercised within sixty days following a decision to construct a mine by Dorato and/or its successor in interest together with a firm commitment to finance construction;
  The royalty rate shall be either a 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
  The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purposes of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Amended Royalty Agreement

Dorato and Franco-Nevada have entered into a certain Subscription Agreement dated March 31, 2009 pursuant to which Franco-Nevada agreed to purchase 2,000,000 units for $0.50 per Unit with each Unit to consist of one common share and one-half of one common share purchase warrant. Each full warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011. As additional consideration for Franco’s subscription, Dorato agreed to amend the July 18, 2008 Royalty Option Agreement to expand the size of the Mineral Property to which Franco’s royalty will apply, to 417 square kilometres.

Qualified Person and QA/QC

EurGeol, Keith J. Henderson, P.Geo., Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, reviews and is responsible for the scientific and technical information that forms the basis of all public disclosures. Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, geophysics, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

The results of the geophysical survey were reviewed by the Company’s Consulting Geophysicist, who checked data quality during collection and completed a detailed interpretation of the data.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, currently in Peru. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 11

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no known resource, and there are no known reserves, on any of the Company’s properties. The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Insufficient Financial Resources/Share Price Volatility: The Company has sufficient financial resources to undertake all of its planned acquisition, exploration and development programs in the financial year ending January 31, 2011, In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in primarily on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements, sale of assets or some combination of these or other means. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. The Company’s priority is to maintain its Peruvian properties (all of which have holding costs during the financial year ending January 31, 2011). In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and into 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 12

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 13

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Foreign Countries and Political Risk: All of the mineral properties held by the Company are located in Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such country, the Company also maintains accounts in U.S. dollars and Peruvian nuevo soles. The Company’s operations in Peru and its proposed exploration expenditures in such country are denominated in either local currencies or U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners (as with many of the Company’s properties), it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction. The Company has not yet been successful in negotiating any formal surface access agreement.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 14

Title Matters: The Company cannot guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. The process of acquiring exploration concessions involves an application process (which can be quite lengthy) and, until title to an exploration concession is actually granted, there can be no assurance that an exploration concession which has been applied for will be granted (especially as it is not always possible to determine if there are prior applications over the same ground). Many of the exploration concessions for which the Company (or the optionee(s) from whom it holds an option to acquire an interest in an exploration concession) has applied in Peru, have not yet been granted, and the Company cannot provide any estimate of the time likely to complete any such applications or the likelihood of any of such applications being granted.

Acquisition of Mineral Concessions under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. The Company does not presently have the financial resources required to make all payments and complete all expenditure obligations under its all of its various property acquisition agreements over their full term. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 15

Limited Experience with Development-Stage Mining Operations: The Company has very limited experience in placing mineral resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Uncertainty of Resource Estimates/Reserves: Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver, copper, iron or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. The Company has not established the presence of any resources or any proven or probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish any resources or proven or probable reserves at the Company’s properties. The failure to establish proven or probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 16

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in the Company’s common shares that are U.S. taxpayers: Investors in the Company’s common shares that are U.S. taxpayers should be aware that the Company believes that it has been in prior years, and expects it will be in the current year a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Due to the extreme complexity of the PFIC rules and the potentially materially adverse consequence to a shareholder that is a U.S. taxpayer of the Company being a PFIC, it is critical that each shareholder that is a U.S. taxpayer consult with that shareholder’s U.S. tax adviser before undertaking any transactions in the Company’s shares.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 17

Plan of Operation

Phase II drilling at Taricori is underway and results will be released once they have been received from Minera Afrodita. The Phase II drill program will initially focus on drilling to further define and extend mineralized zones to the east. Drilling in particular will be conducted to test the continuity of mineralization and structures at depth, to determine the approximate dimensions of the mineralized system. Once these dimensions have been established, infill drilling will be undertaken to allow resource estimation to proceed, if appropriate.

A drill permit application is being prepared for Lucero and will be submitted in due course. Drilling is scheduled to begin in Q3 2010.

Detailed prospecting at Cobrecon will begin shortly, aimed at defining core areas of potassic alteration and generating drill targets for early 2011.

A geophysical survey is scheduled for Q3 2010. The survey will screen the remainder of the belt with magnetic, electromagnetic and radiometric surveys. Follow-up prospecting will be designed based on results.

There is no guarantee that we will meet working capital requirements on a continued basis.

The Company has been reviewing a number of project submittals, primarily gold projects, in other belts and jurisdictions. To date, none of the submittals reviewed have been of high enough quality to justify anything other than minimal property investigation expenditure (defined as up to US$150,000). The Company remains strongly focussed on the Cordillera Del Condor project, but will continue to seek out and evaluate high-quality gold exploration projects, developing a robust project pipeline to ensure appropriate growth for the Company. Any acquisitions or option agreements will be announced.

Summary of Quarterly Results

		Three Months Ended
	July 31	April 30,	January 31,	October 31,
	2010	2010	2010	2009
Total assets	$39,320,682	$39,861,289	$40,384,823	$24,180,810
Working capital	11,403,804	13,921,502	15,572,151	2,067,771
Net loss for the period	(1,409,998)	(642,784)	(995,785)	(663,103)
Basic and diluted income (loss) per share	(0.02)	(0.01)	(0.02)	(0.01)

		Three Months Ended
	July 31,	April 30,	January 31,	October 31,
	2009	2009	2009	2008
Total assets	$24,595,920	$25,162,090	$19,522,698	$18,046,703
Working capital	3,843,690	4,704,233	817,002	4,867,887
Net loss for the period	(600,734)	(1,345,445)	(577,107)	(48,878)
Basic and diluted income (loss) per share	(0.01)	(0.03)	(0.02)	(0.01)

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s on-going operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s). This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects. When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company’s outstanding option agreements require the issuance of common shares of the Company, as opposed to cash payments, to the vendors thereof).

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 18

At the present time, the Company does not contemplate that it will be necessary to institute any additional specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets. The Company is conserving its working capital to the extent possible while still focussing on the development of its Peruvian mineral properties.

The Company expects that it will operate at a loss for the foreseeable future, however it should not require additional financing to fund its planned exploration of our current mineral properties and to continue its operations (including general and administrative expenses) for its 2011 fiscal year. There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes. In January, 2010, the Company also closed a bought deal private placement and a non-brokered private placement for a total of 14,732,850 units at a price of $1.05 per unit for total proceeds of $15,469,493. These funds have been and will be used to pay property payments for the Mineral Claims and to carry out Phase II of the exploration program of up to $5,000,000, and for general and administrative expenses.

We had cash of $11,535,818 as of July 31, 2010, compared to $15,868,072 at January 31, 2010, and working capital of $11,403,804 as of July 31, 2010, compared to working capital of $15,572,151 as of January 31, 2010. The decrease in cash on hand and working capital was the result of shares issued for cash of $238,286, net of costs, less cash used (principally in exploration activities) of $3,114,658 and in operating activities totaling $1,455,882.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 6 in the Company’s financial statements for the period ended July 31, 2010.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 19

Results of Operations

Six months ended July 31, 2010 compared to the six months ended July 31, 2009

We incurred a net loss of $2,052,782 for the period ended July 31, 2010, compared to a net loss of $1,946,180 in the same period of the prior year. Besides stock-based compensation of $760,898 (2009 - $689,052), the increase in the net loss was due mainly to a foreign exchange gain (loss) of $64,763 (2009 – ($514,768)) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar. Other significant comparative changes offsetting the foreign exchange gain (loss) are as follows:

Consulting fees of $997,714 during the current period compared to $991,306 in the same period of the prior year. Excluding the stock-based compensation of $561,799 (2009 - $601,296), the increase of $45,905 in consulting fees was affected by a change in the method of accounting for personnel and other administrative costs at our Peruvian subsidiary, including an increase in the number of personnel.

Investor relations expenses of $430,470 during the current period compared to $176,164 recorded in the same period of prior year, as the Company engaged additional investor relations personnel as part of a concerted effort to provide all available information about the project to shareholders and the investment community. This category also includes $172,690 (2009 - $78,006) of stock-based compensation charges.

Office and miscellaneous expenses of $160,953 during the current period compared to $133,842 in the same period of prior year. This category includes $9,603 (2009 - $Nil) of stock-based compensation charges. The increase is due a change in the method of accounting for personnel and other administrative costs at our Peruvian subsidiary.

Professional fees of $266,010 (2009 - $79,341) increased due to higher legal costs associated with mineral property acquisitions and other regulatory matters. This category also included stock-based compensation expenses of $16,806 (2009 - $Nil).

Property investigation expense of $29,472 was incurred in the current period compared to $nil recorded in the same period of the prior year. The increase was due to the Company undertaking ground follow up and early stage reconnaissance field work to further investigate a potential property acquisition.

Regulatory fees of $73,091 (2009 - $18,311) increased due to the fees associated with listing the Company’s stock in the US OTC market.

Travel expenses of $107,712 were incurred in the current period compared to $38,364 in the same period of prior year. The increase in the current period was due to increased travels to Peru.

Wages and benefits of $41,608 were incurred in the current period compared to $Nil in the same period of prior year. The increase in the current period was due to increase in personnel required for our Peruvian mineral projects.

Three months ended July 31, 2010 compared to the three months ended July 31, 2009

We incurred a net loss of $1,409,998 for the period ended July 31 2010, compared to a net loss of $600,734 in the same period of the prior year. Besides stock-based compensation of $713,488 (2009 - $94,257), the increase in the net loss was due mainly to a foreign exchange gain (loss) of $79,340 (2009 – ($205,370) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar. The explanations above relating to the six months period to July 31, 2010 also apply to the comparative analysis relating to the three months ended July 31, 2010.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 20

Transactions with Related Parties

During the period ended July 31, 2010, the Company entered into the following transactions with related parties:

a)	P aid or accrued consulting fees of $127,940 (2009 - $125,000) to companies related to officers and directors, not including stock-based compensation.

b)	Paid or accrued consulting fees of $60,000 (2009 - $43,381) to an officer and directors.

c)

Paid or accrued exploration expenditures of $75,056 (2009 - $72,950), office and administration expenses of $43,282 (2009 - $41,108), consulting fees of $69,004 (2009 - $68,827), travel expenses of $45,775 (2009 - $25,662), regulatory expenses of $2,495 (2009 - $2,495), property investigation expenses of $Nil (2009 - $5,850) and investor relations expenses of $3,700 (2009 - $2,623) to a company with officers in common for reimbursement of expenditures.

d)

Due to related parties of $61,316 (January 31, 2010 - $42,308) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions where the board of directors or senior management believe that confirmation of the decision by the board is probable or with which the board and senior management have decided to proceed.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include allowance for doubtful accounts, accruals of liabilities, rates of amortization, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

International Financial Reporting Standards (“IFRS”)

In March 2009, the Canadian Accounting Standards Board reconfirmed in its second omnibus Exposure Draft that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for interim and annual financial statements relating to fiscal years beginning on or after February 1, 2011. Companies will be required to provide IFRS comparative information for the previous year, starting in the first quarter of 2011. The Company commenced its IFRS conversion project in 2009, and expects to be completed prior to February 2011.

The Company’s IFRS conversion project will be governed by members of the audit committee and the Board of Directors to monitor the progress and make critical decisions in the transition to IFRS, and to approve all transition policies. This project will consist of three main phases: Preliminary planning and scoping: This phase includes the development of a work plan and a review of the major differences between Canadian GAAP, IFRS, and the IFRS requirements based on their financial reporting impact, business impact and complexity.

Assessment and design: This phase will involve determining the specific impacts to the Company based on the application the IFRS requirements. This will include the design and development of detailed solutions and work plans by each key area to address implementation requirements. In addition, impact analysis will be performed on all areas of business, including tax. Accounting policies will be finalized, first –time adoption exemptions will be considered, and a detailed implementation plan will be developed.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 21

Implementation: This phase will include implementing the required changes for IFRS compliance. All IFRS conversion impacts will be approved and finalized to allow for the conversion of tax policies and the preparation of opening IFRS balances.

Currently, the Company has completed the preliminary planning stage. During this phase of the conversion project it was determined that due to the Corporations nature of business at this time, no differences between new IFRS requirements and the current application of Canadian GAAP were identified. However, due to the uncertainty surrounding what IFRS will exist at the changeover date, management cannot reasonably assess the financial impact that IFRS will have on our financial statements at this time and it may not be able to do so with any certainty at any time prior to conversion.

Changes in Accounting Policies, Including Initial Adoption

There have been no changes in accounting policies since February 1, 2009, being the start of the Company’s most recently completed fiscal year, other than a change in our reporting currency as discussed below. The Company has adopted certain new accounting recommendations effective from that date (see “Future Accounting Changes” in Note 2 to the Company’s financial statements for the period ended July 31, 2010), but they have not had a significant impact on those financial statements.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash as held-for-trading; accounts receivable as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments. The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash	July 31, 2010	January 31, 2010
		(audited)
Held at a major Canadian financial institution	$11,161,464	$15,911,974
Peruvian financial institution	374,354	-
	$11,535,818	$15,911,974

The credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 22

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements and at July 31, 2010, the cash balance of $11,535,818 will likely be sufficient to meet the needs for the coming year. Liabilities as at July 31, 2010 are as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities	$135,783	$-	$-	$135,783
Due to related parties	61,316	-	-	61,316
	$197,099	$-	$-	$197,099

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

The Company’s cash consists of cash held in bank accounts that earn interest at variable interest rates. Future cash flows from interest income on cash will be affected by interest rate fluctuations. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

	ii.	Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian Soles. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction. The Company’s sensitivity analysis suggests that a consistent 5 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.05:1.00) would change foreign exchange gain or loss by approximately $47,108.

	iii.	Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 23

Evaluation of Disclosure Controls and Procedures and internal controls

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at July 31, 2010 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of July 31, 2010, the disclosure controls and procedures were effective. However, Management and the Board recognize that no matter how well designed the Company’s control systems are, such controls can only provide reasonable assurance, not absolute assurance, of detecting, preventing and deterring errors.

The Company has also taken steps to further strengthen all internal controls involving transactions with related parties or companies, including the transfer to and use of funds by its subsidiary (see news release July 30, 2009)

Changes in Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting or any other factors during the period ended July 31, 2010, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Disclosure of Outstanding Share Data (as at September 21, 2010)

Authorized and Issued capital stock:

Authorized	Issued	Value
100,000,000 common shares without par value	69,081,437	$49,761,328

1.	Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date
907,500	$0.30	January 7, 2011
1,550,000	$0.60	April 9, 2011
250,000	$0.60	June 10, 2011
947,325	$1.05	July 26, 2011 (note below)
70,000	$0.50	August 31, 2011
700,000	$0.45	October 30, 2011
1,500,000	$1.09	January 29, 2012
1,900,000	$0.85	May 27, 2012
7,824,825
Note – Agent’s options

DORATO RESOURCES INC.
Management Discussion & Analysis
Six months ended July 31, 2010	Page 24

2.	Warrants Outstanding:

Number	Exercise Price	Expiry Date
5,350,000	$0.65	March 31, 2011
812,100 (agent’s warrants)	$0.70	March 31, 2011
5,459,588	$1.65	July 26, 2011
2,380,501	$1.65	July 29, 2011
14,002,189

Disclosure of Management Compensation

In accordance with the requirements of Section 19.5 of TSXV Policy 3.1, the Company provides the following disclosure with respect to the compensation of its directors and officers during the period ended July 31, 2010:

Name of Director/Officer	Position	Category	Amount Paid/
			Accrued
Keith Henderson	Director, President & Chief	Consulting Fees	$97,940
	Executive Officer
Anton Drescher	Director	Directors’ Fees	$12,000
Mark Cruise	Director	Directors’ Fees	$12,000
Gordon Neal	Director	Directors’ Fees	$12,000
Augusto Baertl	Director	Directors’ Fees	$12,000
Michael Kinley	Chief Financial Officer	Consulting Fees	$30,000
Marla Ritchie	Corporate Secretary	Consulting Fees	$12,000

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.